FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
JUNE 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐           No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:                                        Press release dated June 15th, 2004: Merial and Transgene sign a collaboration agreement to develop products for animal health.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 15th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer

Transgene contacts :

Transgene	Cohn & Wolfe	Image 7
Valérie Calenda, Director Business Development	Michael Long	Estelle Guillot-Tantay / Laurence Heilbronn
+ (33) 3 88 27 91 43 www.transgene.fr	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

Merial contacts:

Margaret May Media Relations (Europe) Merial Limited +44 1279 77 5858 margaret.may@merial.com	Cindy Apgar Media Relations (North America) Merial Limited +1 678 638 3690 cindy.apgar@merial.com

Merial and Transgene sign a collaboration agreement

to develop products for animal health

Strasbourg and Lyon, France, June 15, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) and Merial Limited today announced a collaboration to develop products for animal health indications using Transgene’s vector platform. Under the terms of the agreement, Transgene will provide Merial with research and development support regarding vector-based expression of certain genes selected by Merial.

As part of the collaboration, Merial will conduct feasibility studies of different recombinant viruses in veterinary target species, and will have the right to execute an exclusive worldwide license for products originating from the research process. The agreement provides for non-material payments to Transgene during the research phase.

“We are very pleased to enter into this new collaboration with Merial, one of the world’s leading innovation-driven animal health companies,” said Jean-François Carmier, Chief Executive Officer of Transgene. “This agreement is an opportunity to expand the applications of our vector platform in the field of veterinary medicine”.

…/…

Société anonyme au capital de 23 008 603 € - R.C. Strasbourg B 317 540 581

11, Rue de Molsheim – 67082 Strasbourg Cedex (France) – Téléphone +33 (0)3 88 27 91 00 – Fax +33 (0)3 88 27 91 11

www.transgene.fr

“Merial is pleased to be working with Transgene in this important area,” said Kevin Schultz, Global Head of Merial Research and Development. “Our collaboration with Transgene will expand Merial’s ability to conduct research on promising recombinant vectors, which play an important role in our R&D strategy.”

About Merial

Merial is a world leading innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 6,000 people and operates in more than 150 countries worldwide. Its 2003 sales were in excess of $1.8 billion. Merial is a joint venture between Merck & Co., Inc. and Aventis, S.A. For further information please see www.merial.com.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  Those statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements.  Important factors that may affect Transgene’s future operating results include the following: Transgene’s collaboration agreement with Merial Limited may not provide Transgene with the anticipated benefits when expected, if at all; Transgene’s product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene’s patent rights may not provide it with any benefit and the patents and licenses of others may prevent it from commercializing its products; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene’s technologies or products; and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”